Exhibit 21.1

Subsidiaries of Fluence Energy, Inc.

Legal Name	State or Other Jurisdiction of Incorporation or Organization
Fluence Energy, LLC	Delaware
Fluence Energy GmbH	Germany
Fluence Energy Pty Ltd	Australia
Fluence Energy Global Production Operation, LLC	Delaware
Fluence Energy Singapore Energy Singapore PTE. LTD.	Singapore